UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2021

COMMISSION FILE NUMBER 001-40173

MeaTech 3D Ltd.
(Translation of registrant’s name into English)

MeaTech 3D Ltd.
18 Einstein St., P.O. Box 4061
Ness Ziona 7414001 Israel
+972 -77-541-2206
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F:

Form 20‑F ☒   Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

INITIATION OF VOLUNTARY DELISTING FROM THE TEL AVIV STOCK EXCHANGE

On May 3, 2021, MeaTech 3D Ltd. (the “Company”) announced its intention to voluntarily delist its ordinary shares, no par value (the “Ordinary Shares”), from trading on the Tel Aviv Stock Exchange Ltd. (the “TASE”).

The Company has requested that the TASE initiate the process to delist its Ordinary Shares. In accordance with applicable Israeli law and the rules of the TASE, the last day the Ordinary Shares will trade on the TASE will be August 3, 2021, and the Ordinary Shares will be delisted from the TASE on August 5, 2021. The Company’s American Depositary Shares (the “ADSs”), each representing ten of its Ordinary Shares, will continue to be traded on the Nasdaq Capital Market (“Nasdaq”) under the symbol “MITC.” The Company will continue to file public reports and make public disclosures in accordance with the rules and regulations of the U.S. Securities and Exchange Commission and Nasdaq.

The Company will pay Israeli banks and brokers their fees for all shareholders whose Ordinary Shares are converted into ADSs on or before the date of delisting from the TASE. In addition, until 90 days from the date of the press release announcing the delisting, shareholders whose Ordinary Shares are converted into ADSs will not be required to pay any conversion fees to the depositary, the Bank of New York Mellon. Every ten Ordinary Shares shall be converted into one ADS.

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On May 3, 2021, the Company issued a press release, attached hereto as Exhibit 99.1, announcing the voluntary delisting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MeaTech 3D Ltd.

By:	/s/ Sharon Fima
Name: Sharon Fima
Title: Chief Executive Officer, Chief Technology Officer and Director

Date: May 3, 2021

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated May 3, 2021 - MeaTech 3D Initiates Process to Voluntarily Delist its Ordinary Shares from the Tel Aviv Stock Exchange